

November 20, 2013

Via E-mail
Harold Van Wart, Ph.D.
President and Chief Executive Officer
CymaBay Therapeutics, Inc.
3876 Bay Center Place
Hayward, CA 94545

> **Re:** **CymaBay Therapeutics, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed November 8, 2013**
> **File No. 000-55021**

Dear Dr. Van Wart:

We have reviewed your response to our prior comment letter to you dated October 30, 2013 and have the following additional comment.

Security Ownership of Certain Beneficial Owners and Management, page 70

1. We note your response to our prior comment 3 that a group of three directors makes the voting and investment decisions with respect to the AltaBiopharma entities' stock by a majority vote. Please revise footnote 13 to this table to disclose this structure and the names of the three directors.

You may contact Lyn Shenk at (202) 551-3380 or Dave Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Matthew Hemington, Esq.